Exhibit (a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated May 18, 2015, and the related materials. The Offer is being made to all holders of Shares, provided that the Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any state in which making or accepting the Offer would violate that state’s laws. In any state where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company’s behalf by the Dealer Manager (as defined below) or by one or more registered brokers or dealers licensed under the laws of that state.

Notice of Offer to Purchase for Cash
by
Apple Hospitality REIT, Inc.
of
Up to $200,000,000 in Aggregate Purchase Price
of its Common Shares
at a Purchase Price Not Greater Than
$21.00 Nor Less Than $19.00 Per Share

Apple Hospitality REIT, Inc., a Virginia corporation (the “Company”), invites its shareholders to tender its common shares, no par value (the “Shares” or “Common Shares”), at a price or prices not greater than $21.00 nor less than $19.00 per Share, net to the seller in cash, less the withholding of any applicable taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 18, 2015 (the “Offer to Purchase”), and in the related tender offer materials (collectively with the Offer to Purchase, as each may be supplemented or amended from time to time, the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, AT THE END OF THE DAY, NEW YORK CITY TIME, ON JUNE 22, 2015, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

The Offer is not conditioned on the receipt of any financing or upon any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See Section 6—Conditions of the Offer of the Offer to Purchase.

The Offer will expire at 12:00 midnight, at the end of the day, New York City Time, on June 22, 2015, unless the Offer is extended or withdrawn (such date and time, as they may be extended, the “Expiration Time”).

To validly tender Shares, shareholders who own Shares that are registered in their names must properly complete and sign the Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, LLC, in its capacity as the Depositary (“AST”), at the appropriate address shown in the Important Instructions and Information prior to the Expiration Time.

Shareholders who hold Shares through David Lerner Associates, Inc. (“DLA”) or in another brokerage account or otherwise through a broker, dealer, commercial bank, trust company, custodian or other nominee and are not the holder of record on the Company’s books must contact their broker, dealer, commercial bank, trust company, custodian or other nominee and comply with their policies and procedures and provide them with any necessary paperwork in order to have them tender their Shares. Shareholders holding their Shares through DLA or another broker, dealer, commercial bank, trust company, custodian or other nominee must NOT deliver a Letter of Transmittal directly to AST. The broker, dealer, commercial bank, trust company, custodian or other nominee holding such Shares must submit the Letter of Transmittal that pertains to such Shares to AST, on the shareholder’s behalf. If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to AST of their authority to so act must be submitted.

Promptly after the Expiration Time, assuming the conditions to the Offer have been satisfied or waived, the Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $21.00 nor less than $19.00 per Share) (the “Purchase Price”) that it will pay for Shares validly tendered pursuant to the Offer and not properly withdrawn prior to the Expiration Time, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Purchase Price will be the lowest price that will enable the Company to buy up to $200,000,000 in aggregate Purchase Price of its Shares (or such lesser number of Shares as are validly tendered) pursuant to the Offer. The same price will be paid for all tendered Shares accepted for purchase. In accordance with rules promulgated by the Securities and Exchange Commission, the Company may increase the number of Shares accepted for payment in the Offer by up to 2% of the outstanding Shares without amending or extending the Offer. This could result in the dollar value of the Offer increasing by up to approximately $78 million.

If, based on the Purchase Price, Shares having an aggregate Purchase Price of less than $200,000,000 are properly tendered and not properly withdrawn, the Company will buy all Shares properly tendered and not properly withdrawn. If, based on the Purchase Price, more than $200,000,000 in aggregate Purchase Price of Shares (or such greater amount as the Company may elect to pay, subject to applicable law) have been properly tendered at prices at or below the Purchase Price and not properly withdrawn before the Expiration Time, the Company will purchase properly tendered Shares in the following order of priority: (a) first, the Company will purchase all the Shares properly tendered at or below the Purchase Price and not properly withdrawn by any “odd lot holder” (a shareholder of less than 100 Shares) who tenders all of such shareholder’s Shares at or below the Purchase Price and who properly completes and submits the Letter of Transmittal and Odd Lot certification form included with the Offer to Purchase; and (b) second, after the purchase of all the Shares properly tendered by odd lot holders, the Company will purchase all other Shares properly tendered at or below the Purchase Price on a pro rata basis with appropriate adjustments to avoid the return of fractional Shares. If any tendered Shares are not purchased for any reason, the Letter of Transmittal with respect to such Shares not purchased will be of no force or effect and such Shares will be returned to the tendering shareholder and any Shares tendered by book-entry transfer will be credited to the account maintained with The Depository Trust Company by the participant who delivered the Shares at our expense.

The Company reserves the right to extend the Offer at any time and for any reason. If the Company extends the Offer beyond 12:00 midnight, at the end of the day, New York City Time, on June 22, 2015, the Company will inform AST of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City Time, on the business day after the day on which the Offer was scheduled to expire.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. After the Expiration Time, such tenders are irrevocable, except that they may be withdrawn anytime on or after July 14, 2015, if such tendered Shares have not been accepted for payment prior to that time. For withdrawal to be effective, a withdrawal letter must be sent by mail or overnight courier service and timely received by AST, at the appropriate address indicated in the Important Instructions and Information. Any such withdrawal letter must specify the name of the person who tendered the Shares to be withdrawn, must specify the identity and quantity of Shares to be withdrawn, and must be signed by the person(s) who signed the Letter of Transmittal in the same manner in which the Letter of Transmittal was signed. Shareholders should allow sufficient time to ensure timely delivery of their withdrawal letter. If a shareholder chooses to use the U.S. Postal Service, they should consider using registered or certified priority mail with return receipt requested. Withdrawals may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered again by following one of the procedures described in Section 2—Procedures for Tendering Shares of the Offer to Purchase at any time before the Expiration Time.

The Company will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority and proration provisions of the Offer, Shares that are properly tendered at or below the Purchase Price and not properly withdrawn, only when, as and if the Company gives oral or written notice to AST, in its capacity as Depositary and Paying Agent, of the Company’s acceptance of tendered Shares for payment. The purchase of Shares pursuant to the Offer will reduce the Company’s shareholders’ equity and increase indebtedness in an amount equal to the aggregate Purchase Price of the Shares purchased.

Generally, a sale of Shares pursuant to the Offer will constitute a “redemption” and will be a taxable transaction for federal income tax purposes. For a discussion of the federal income tax consequences of the sale of Shares pursuant to the Offer, see Section 17—Certain Federal Income Tax Consequences of the Offer to Purchase. Each shareholder is urged to consult its tax advisor regarding the tax consequences of tendering shares in the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Copies of the Offer to Purchase and the Letter of Transmittal will be mailed to record holders of the Company’s Shares, including any custodian, brokers, dealers, commercial banks, trust companies and other nominees, or the names of whose nominees, appear on the Company’s shareholder list.

The Offer to Purchase and the related tender offer materials contain important information and should be carefully read in their entirety before any decision is made with respect to the Offer.

The Offer is part of the Company’s overall goal to enhance shareholder value while addressing the needs of certain of its shareholders who desire liquidity for all or a portion of their Shares. The purpose of the Offer is to provide those shareholders who wish to obtain immediate liquidity for their Shares an opportunity to do so in an efficient manner, without incurring most broker’s fees associated with an open market sale, while at the same time balancing the best interests of the Company and of those shareholders who wish to remain invested in the Company. The Company believes that the Offer is a prudent use of the Company’s financial resources given its business profile, capital structure and assets.

The Company believes that the modified “Dutch Auction” tender offer set forth in the Offer to Purchase represents an efficient mechanism to provide the Company’s shareholders who desire liquidity with the opportunity to tender Shares, while also providing a benefit to those shareholders who do not participate in the Offer, as such non-participants will, to the extent Shares are purchased in the Offer, automatically increase their relative percentage ownership interest in the Company and its future operations, including any liquidity events that the Company may have in the future.

The Company’s board of directors has approved the Offer. None of the Company, its board of directors, AST, Broadridge Corporate Issuers Solutions, Inc. (“Broadridge”), nor Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Dealer Manager”), however, makes any recommendation to any shareholder as to whether to tender or refrain from tendering their Shares or as to the price or the prices at which they may choose to tender their Shares. Each shareholder must make his, her or its own decision whether to tender Shares, and if so, how many Shares to tender and the price or prices at which to tender.

Any questions or requests for assistance may be directed to AST or the Dealer Manager, by telephone toll-free at the applicable telephone number below. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the Important Instructions and Information or other tender offer materials may be directed to Broadridge or the Dealer Manager, and such copies will be furnished as promptly as practicable at the Company’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company, custodian or other nominee for assistance concerning the Offer.

The Depositary and Paying Agent for the Offer is:
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Attn: Reorganization Department
Brooklyn, New York 11219
Direct: (718) 921-8317
Toll-Free: (877) 248-6417

The Dealer Manager for the Offer is:
BofA Merrill Lynch
Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park
New York, New York 10036
Toll-Free: (888) 803-9655

Copies of the Offer materials are available from:
Broadridge Corporate Issuers Solutions, Inc.
51 Mercedes Way
Edgewood, New York 11717
Email: BBTRProxyOps@Broadridge.com

May 18, 2015